UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1) *


                                W.R. Grace & Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    38388F108
            --------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).




Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                Page 1 of 6 pages

CUSIP No.            38388F108
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1.   Names of Reporting Persons.    Plainfield Special Situations
                                    Master Fund Limited
     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]
     (b) [X]
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3.   SEC Use Only
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4.   Citizenship or Place of Organization      Cayman Islands
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Number of                    5.   Sole Voting Power              100
Shares Bene-                 ---------------------------------------------------
ficially owned               6.   Shared Voting Power            0
by Each                      ---------------------------------------------------
Reporting                    7.   Sole Dispositive Power         100
Person With:                 ---------------------------------------------------
                             8.   Shared Dispositive Power       0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person        100
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)             0.0000015%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)        CO
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                                Page 2 of 6 pages

CUSIP No.            38388F108
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.    Plainfield Asset Management LLC
     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization       Delaware
--------------------------------------------------------------------------------
Number of                    5.   Sole Voting Power              100
Shares Bene-                 ---------------------------------------------------
ficially owned               6.   Shared Voting Power            0
by Each                      ---------------------------------------------------
Reporting                    7.   Sole Dispositive Power         100
Person With:                 ---------------------------------------------------
                             8.   Shared Dispositive Power       0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person        100
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                    [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)         0.0000015%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)        OO
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                                Page 3 of 6 pages

CUSIP No.            38388F108
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.    Max Holmes
     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization       United States
--------------------------------------------------------------------------------
Number of                    5.   Sole Voting Power              100
Shares Bene-                 ---------------------------------------------------
ficially owned               6.   Shared Voting Power            0
by Each                      ---------------------------------------------------
Reporting                    7.   Sole Dispositive Power         100
Person With:                 ---------------------------------------------------
                             8.   Shared Dispositive Power       0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person        100
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                     [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)         0.0000015%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)       IN
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                                Page 4 of 6 pages

This amendment No. 1 amends the Statement on Schedule 13G filed with the Securities and Exchange Commission on February 14, 2006 by Special Situations Master Fund Limited, a Cayman Islands corporation ("Master Fund"), Plainfield Asset Management LLC, a Delaware limited liability company ("Asset Management") and Max Holmes, an individual (the "Schedule 13G"). This amendment to the
Schedule 13G relates to the common stock ("Common Stock"), par value $.01 per share, of W.R. Grace & Co., a Delaware corporation ("Issuer"). The following amendments to the Schedule 13G are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13G.

Item 4. Ownership.
See Items 5-9 and 11 on the cover page for each filer. The ownership listed on the cover page includes ownership as of February 1, 2007 of 100 shares of Common Stock. The percentage ownership listed on the cover page has been calculated in accordance with ss. 240.13d-3(d)(1) and is based upon 68,260,965 shares of the Issuer's Common Stock outstanding on October 31, 2006, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

The Common Stock was purchased by Master Fund. Master Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. Asset Management is the Manager of Master Fund. Max Holmes is the chief investment officer of Asset Management.

Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

                                ----------------

Instruction: Dissolution of a group requires a response to this item.

                                Page 5 of 6 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 2007

                                       PLAINFIELD SPECIAL SITUATIONS MASTER FUND
                                       LIMITED

                                       By: Plainfield Asset Management LLC

                                       By: /s/ THOMAS X. FRITSCH
                                           ------------------------------------
                                           Thomas X. Fritsch
                                           Authorized Individual


                                       PLAINFIELD ASSET MANAGEMENT LLC

                                       By: /s/ THOMAS X. FRITSCH
                                           ------------------------------------
                                           Thomas X. Fritsch
                                           Managing Director and General Counsel


                                       MAX HOLMES

                                       By: /s/ THOMAS X. FRITSCH
                                           ------------------------------------
                                           Thomas X. Fritsch
                                           Attorney-in-Fact*


* Duly authorized pursuant to Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, which Power of Attorney was filed on February 2, 2007 as Exhibit A to Amendment No. 1 to Statement on Schedule 13G by Plainfield Special Situations Master Fund Limited, Plainfield Asset Management LLC and Max Holmes, with respect to Riviera Holdings Corporation, SEC File No. 005-50785 and incorporated by reference herein.


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                Page 6 of 6 pages